2825 Airview Boulevard
Kalamazoo, MI 49002 t: 269 385 2600 f: 269 385 2216 curt.hartman@stryker.com

March 31, 2010

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stryker Corporation

Form 10-K for the Year Ended December 31, 2009

Filed February 26, 2010

File No. 000-09165

Dear Mr. Buchmiller:

This letter is in response to your letter dated March 19, 2010. Your letter requested certain information in response to the comments set forth therein with respect to Stryker Corporation’s (the Company’s) filing listed above. Your comments are addressed below. For your convenience, we have restated your original comments prior to our responses. In our response, we have indicated that certain changes will be incorporated into our future filings.

Form 10-K for the Year Ended December 31, 2009

Item 5. Market for the Registrant’s Common Equity …. Page 17

1.	Comment: We note from footnote 10 to your financial statements that during 2009 you changed the rate and frequency of your common stock dividend. In your future filings, please state in this section the frequency and amount of any cash dividends declared on your common stock. Refer to Item 201(c)(1) of Regulation S-K.

Response:

The Company believes it adequately disclosed the frequency with which cash dividends are declared in Item 5 of its Form 10-K for the year ended December 31, 2009 consistent with Item 201(c)(1) of Regulation S-K. In its Item 5 disclosure, the Company indicated that the Company’s Board of Directors considers a cash dividend at each of its quarterly meetings and stated that the amount of dividends declared for the years ended December 31, 2009 and 2008 appears under the caption “Selected Financial Data” in Item 6. However, the Company will revise its future filings to include specific disclosure of the amount and frequency of any cash dividends declared on its common stock in Item 5. Market for the Registrant’s Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities rather than relying on the cross-reference to Item 6.

Item 7. Management’s Discussion and Analysis …. Page 20

2.	Comment: We note your disclosure that “[i]n 2009 a federal grand jury in the District of Massachusetts returned an indictment charging Stryker Biotech LLC and certain current and former employees of Stryker Biotech with wire fraud, conspiracy to defraud the U.S. Food and Drug Administration (FDA), distribution of a misbranded device and false statement to the FDA” and that “[c]onviction of these charges could result in … Stryker Biotech’s exclusion from participating in federal and state healthcare programs, which could have a material affect on Stryker Biotech’s business.” In your future filings, please clarify which of your products could be affected by such conviction and the materiality of sales of those products to your revenues and operating results.

Response:

A conviction on the charges described above would affect only the Company’s OP-1 implant product. Sales of the OP-1 implant product from the Company’s Stryker Biotech business were immaterial to the Company’s total revenue in each of 2009 and 2008. The Company believes the discussion of the possible effects on sales and operating results of Stryker Biotech’s conviction would not provide any additional material information beyond the qualitative disclosures already provided, as the consolidated revenue and operating results would not differ materially as a result of any such outcome.

Future Disclosure Revision:

In future filings, as applicable, the Company will expand its disclosure to include the product affected and will disclose the materiality of sales of those products to its revenues and operating results as follows:

In 2009 a federal grand jury in the District of Massachusetts returned an indictment charging Stryker Biotech LLC and certain current and former employees of Stryker Biotech with wire fraud, conspiracy to defraud the U.S. Food and Drug Administration (FDA), distribution of a misbranded device and false statements to the FDA. The Company still hopes to be able to reach a fair and just resolution of this matter. The ultimate resolution of this matter is not reasonably estimatable at this time. A conviction on the charges described above would only impact the Company’s OP-1 implant product sales, which were not material to the Company’s consolidated revenue and operating results in each of 20     and 20    . However, conviction of these charges could result in significant monetary fines and Stryker Biotech’s exclusion from participating in federal and state health care programs, which could have a material effect on Stryker Biotech’s business. The Company understands that certain former Stryker Biotech employees have pled guilty to charges in connection with this matter.

Liquidity and Capital Resources…. Page 29

3.	Comment: It appears from note 2 to your financial statements for the fiscal year ended December 31, 2009 that a significant portion of your marketable securities/ cash equivalents were held in “corporate and asset backed debt securities.” In future filings, please clearly discuss the nature of the material components of those assets as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items. Also, if these securities are reasonable likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to item 303(a) of Regulation S-K. For example, as appropriate, identify the percentage and nature of any mortgage backed securities you hold, indicate what factors may affect the value of those securities, and disclose any material risk. Also, add any appropriate disclosure required by Item 305 of Regulation S-K.

Response:

The Company believes it has adequately disclosed the nature of the material components of its corporate and asset backed securities in Footnote 2 of the Notes to the Consolidated Financial Statements. These disclosures incorporate, among other things, the minimum credit quality criteria contained in the Company’s investment policy, the evaluation process for any securities receiving ratings downgrades below the minimum credit quality subsequent to purchase, the immateriality of the Company’s investments in securities with a credit quality rating of less than single A and the primary causes of the unrealized losses on the Company’s investments in corporate and asset backed and U.S. agency debt securities.

On an ongoing basis, the Company assesses market trends and uncertainties affecting its investment portfolio to determine the disclosure necessary to provide an understanding of the material risks impacting the Company’s liquidity and financial condition. As of December 31, 2009 and December 31, 2008, the Company had recorded an unrealized loss on marketable securities of $2.1 million and $7.1 million, respectively, and assessed the overall risk as immaterial to the Company’s liquidity and financial condition. As of December 31, 2009, approximately 1% of the Company’s investments in marketable securities were held in asset backed debt securities. The majority of the Company’s asset backed debt securities relates to investments in U.S. agency-issued mortgage backed securities, where the recovery of the full amount by the investor is guaranteed by the issuing Federal agency. Therefore, the Company concluded that disclosure with regard to this risk was not necessary to provide investors with a clear understanding of any material trend or uncertainty.

In the future, the Company will continue to apply the guidance set forth in Item 303(a) and Item 305 of Regulation S-K. As appropriate to materiality, the Company will expand its discussion included in future filings related to its available-for-sale debt securities.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company’s filing listed above and all periodic filings with the U.S. Securities and Exchange Commission (SEC). Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filing and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comment and requests for certain information. If you should require further information, please contact me at (269) 385-2600.

Sincerely,

/s/ Curt R. Hartman
Curt R. Hartman
Vice President and Chief Financial Officer

cc.	Stephen P. MacMillan

Chairman, President and Chief Executive Officer